Exhibit 99.2

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: T03096-P56619 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY IMPERIAL PETROLEUM INC. The Board of Directors recommends you vote FOR the following: 1. Election of Director Nominee: For Withhold 1a. John Kostoyannis ! ! The Board of Directors recommends you vote FOR the following proposal: For Against Abstain 2. Ratification of appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent auditors for the year ending ! ! ! December 31, 2026. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. SCAN TO VIEW MATERIALS & VOTE w IMPERIAL PETROLEUM INC. VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above 331 KIFISSIAS AVE. 14561 ATHENS, GREECE Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Signature (Joint Owners) Signature [PLEASE SIGN WITHIN BOX] Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement and 2025 financial statements are available at www.proxyvote.com. T03097-P56619 IMPERIAL PETROLEUM INC. 2026 Annual Meeting of Stockholders October 13, 2026, 11:00 a.m. Greek Local Time THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The stockholder(s) hereby appoint(s) Harry N. Vafias and Ifigeneia Sakellari, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock or Series B Preferred Stock of IMPERIAL PETROLEUM INC. that the stockholder(s) is/are entitled to vote at the 2026 Annual Meeting of Stockholders to be held on Tuesday, October 13, 2026 at 11:00 a.m. Greek local time, at the Company’s principal executive offices at 331 Kifissias Avenue, Kifissia 14561 in Athens, Greece, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on reverse side

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement and 2025 financial statements are available at www.proxyvote.com. T03097-P56619 IMPERIAL PETROLEUM INC. 2026 Annual Meeting of Stockholders October 13, 2026, 11:00 a.m. Greek Local Time THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The stockholder(s) hereby appoint(s) Harry N. Vafias and Ifigeneia Sakellari, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock or Series B Preferred Stock of IMPERIAL PETROLEUM INC. that the stockholder(s) is/are entitled to vote at the 2026 Annual Meeting of Stockholders to be held on Tuesday, October 13, 2026 at 11:00 a.m. Greek local time, at the Company’s principal executive offices at 331 Kifissias Avenue, Kifissia 14561 in Athens, Greece, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on reverse side Your Vote Counts! IMPERIAL PETROLEUM INC. 2026 Annual Meeting Vote by October 12, 2026 11:59 PM ET IMPERIAL PETROLEUM INC. 331 KIFISSIAS AVE. 14561 ATHENS, GREECE T03098-P56619 You invested in IMPERIAL PETROLEUM INC. and it’s time to vote! You have the right to vote on proposals being presented at the Annual Meeting. This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on October 13, 2026. Get informed before you vote View the Notice and Proxy Statement and 2025 financial statements OR you can receive a free paper or email copy of the material(s) by requesting prior to September 29, 2026. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. *Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote at www.ProxyVote.com THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters. Board Voting Items Recommends 1. Election of Director Nominee: 1a. John Kostoyannis For 2. Ratification of appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent auditors for For the year ending December 31, 2026. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Delivery Settings”.